UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

12 January 2006

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Contact:
Blue Square-Israel Ltd.
Iris Penso
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498

Email: irisp@bsi.co.il

Blue Square Announces Resignation of Directors

ROSH HAAYIN, Israel, January 11, 2006 – Blue Square-Israel Ltd. (NYSE: BSI) (“Blue Square”) announced today that Zeev Vurembrand, a board member since February 2001, and David Wainshal, a board member since April 2004, have resigned from our Board of Directors. Mr. Vurembrand’s resignation is effective as of January 30, 2006, and Mr. Wainshal’s resignation is effective as of March 1, 2006.

Mr. Vurembrand, a member of our audit committee and an external director for Israeli law purposes, resigned due to his nomination as a director of Bank Discount L’Israel Ltd. Mr. Vurembrand’s service as a director of Bank Discount would make him ineligible to continue to serve as an external director of the Company due to the fact that Mr. Matthew Bronfman, who may be deemed to be a controlling shareholder of Blue Square under Israeli Companies Law, is expected to become a controlling shareholder of Bank Discount. Mr. Wainshal, a member of our audit committee and an external director for Israeli law purposes, resigned for personal reasons.

Blue Square expresses its appreciation and thanks to Messrs. Vurembrand and Wainshal for their contribution to Blue Square.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing in the region. Blue Square currently operates more than 168 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il .

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2004.